

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 10, 2010

Jun Ma
President and Chief Executive Officer
Vasomedical, Inc
180 Linden Ave.
Westbury, New York 11590

> **Re:** **Vasomedical, Inc**
> **Forms 10-K for the year ended May 31, 2010 and 2009**
> **File No. 0-18105**

Dear Ms. Ma:

    We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,

> Kevin L. Vaughn
> Accounting Branch Chief